SEPULVEDA DISTRIBUTORS, LLC
Statement of Financial Condition
As of December 31, 2015

Assets		
Cash	$	187,698
Due from Affiliate		104,139
Prepaid expenses		39,366
Deposits		1,804
Total assets		333,007
Liabilities		
Accrued expenses	$	137,289
Due to affiliate		3,000
Total liabilities		140,289
Member's Capital		
Member's Capital		192,718
Total member's capital		192,718
Total liabilities and member's capital	$	333,007

See accompanying notes to financial statements.